Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK OF CORE-MARK HOLDING COMPANY, INC.
The following descriptions of our capital stock, Certificate of Incorporation (as amended, the “certificate of incorporation”) and Second Amended and Restated Bylaws (“bylaws”) are intended as summaries only and do not describe every aspect of our capital stock and are subject to, and qualified in their entirety by reference to, the provisions of our certificate of incorporation and bylaws, each as currently in effect, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2019, to which this Description of Capital Stock is filed as Exhibit 4.1. The descriptions are qualified in their entirety by reference to our certificate of incorporation, our bylaws and applicable provisions of Delaware law.
Authorized Capital Stock
Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share. As of February 24, 2020, we had 45,319,522 shares of common stock outstanding.
Common Stock
Holders of our common stock are entitled to cast one vote for each share held of record on all matters voted upon by the stockholders and do not have any cumulative voting rights. The affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our certificate of incorporation, or under our bylaws, a different vote is required, in which case such provision will control. If the number of nominees for director exceeds the number of directors to be elected at any meeting of stockholders, directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on such election of directors.
Dividends
Holders of our common stock are entitled to share ratably in dividends and distributions, if any, that our board of directors may declare out of legally available funds.
Liquidation
Upon our liquidation or dissolution, holders of our common stock are entitled to share ratably in any assets remaining after payment of liabilities.
Subscriptions and Calls
We may issue subscription rights to purchase shares of our common stock. Unless otherwise provided in a subscription agreement, our bylaws provide that our board of directors may determine for subscriptions for shares to be paid in full or in installments as well as the time or times of such payments. Calls made by our board of directors for payment on subscriptions will be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, our bylaws permit us to collect the amount due in the same manner any debt due to us.
Other Rights and Preferences
The holders of our common stock do not have any preemptive, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us (except as described above), any restriction on alienability or any provision discriminating against any existing or prospective holder of common stock as a result of such holder owning a substantial amount of common stock. The rights and privileges of holders of our common stock are subject to any series of preferred stock that may be authorized and issued by us in the future.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
The provisions of our certificate of incorporation, our bylaws, and certain provisions of the Delaware General Corporate Law (the “DGCL”) summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.
Authorized but Unissued Shares of Common Stock.
Under the DGCL, our board of directors has the authority to issue the remaining shares of our authorized and unissued common stock without additional stockholder approval, subject to compliance with applicable NASDAQ Global Select Market requirements. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.
Removal of Directors.
Our bylaws provide that directors may be removed at any time upon the affirmative vote of the holders of at least a majority of the outstanding shares of common stock then entitled to vote in an election of directors.
Special Meetings of Stockholders.
Our certificate of incorporation provides that a special meeting of stockholders may be called only by a resolution adopted by a majority of our board of directors or by a holder or holders of at least ten percent of our common stock.
No Stockholder Action by Written Consent.
Our certificate of incorporation provides that any action taken by the stockholders must be effected at a duly called annual or special meeting, and may not be effected by written consent of stockholders.
Advance Notice Requirements for Stockholder Proposals and Nominations for Elections as Directors.
Our bylaws provide for an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary not more than 120 days prior to the meeting but no later than the close of business on the later of (x) the 90th day prior to the meeting or (y) the 10th day following the day on which a public announcement of the date of the meeting is first made.
Section 203 of the DGCL.
We are subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.